

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

John V. Oyler
Chief Executive Officer
BeiGene, Ltd.
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands KY1-1108

> **Re: BeiGene, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-37686**

Dear John V. Oyler:

We have reviewed your August 21, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our July 21, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 135

1. As noted in your response to prior comment 3, Item 16I(b) of Form 20-F states: "Also, any such identified foreign issuer that uses a variable-interest entity *or any similar structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities." Additionally, page 15 of our Release No. 34-93701, "Holding Foreign Companies Accountable Act Disclosure," clarifies that a registrant should "look through a VIE *or any structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction." As previously requested, please provide us with the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

Please contact Kyle Wiley at (202) 344-5791 or Jennifer Gowetski at (202) 551-3401 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Edwin M. O'Connor